Exhibit 99.1

XPeng Announces Vehicle Delivery Results for October 2021

Continued Strong Momentum with 10,138 Deliveries

•	10,138 vehicles delivered in October 2021, a 233% increase year-over-year

•	6,044 P7s delivered in October 2021, a 187% increase year-over-year

•	66,542 total vehicles delivered year-to-date, a 289% increase year-over-year

•	Cumulative deliveries exceeded 100,000 as at the end of October 2021

Guangzhou, China, November 1, 2021 — XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV, HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for October 2021.

XPeng maintained strong momentum in October with a total 10,138 Smart EVs delivered, representing a 233% increase year-over-year and the second month surpassing the 10,000-unit benchmark despite the semiconductor shortage.

Deliveries in October consisted of 6,044 P7 smart sports sedans, representing a 187% increase year-over-year. The Company delivered 3,657 G3 and G3i smart SUVs, reaching a monthly record since the G3’s launch in December 2018. The P5 smart family sedans, launched in September 2021, demonstrated strong market appeal with 437 units delivered in October and a solid order backlog.

As of October 31, 2021, year-to-date total vehicle deliveries reached 66,542, representing a 289% increase year-over-year, including 45,271 P7 deliveries.

The Company’s cumulative deliveries exceeded 100,000 as at the end of October 2021, reflecting its robust business momentum and customer recognition.

The Company continues to expand its supercharging facilities to address increasing customer demand. XPeng’s branded supercharging network spans urban commuting thoroughfares and highways through 439 stations across 121 Chinese cities, as of September 30, 2021. The Company now offers free supercharging services to customers at 1,648 stations in 221 cities across China.

About XPeng Inc.

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com